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                                                                     Exhibit D-3

                                   BEFORE THE
                       PUBLIC UTILITIES COMMISSION OF OHIO


In the Matter of the Application of         )
the FirstEnergy Operating companies         )       Case No. 98-1633-EL-UNC
For Approval of the Transfer of their       )
Transmission Assets to ATSI                 )


                                   APPLICATION

         OHIO EDISON COMPANY, THE CLEVELAND ELECTRIC ILLUMINATING COMPANY, and THE TOLEDO EDISON COMPANY, each being public utility subsidiaries of FirstEnergy Corp. (collectively, the Ohio FirstEnergy Operating Companies(1)), file this Application for approval of the transfer of certain transmission assets to American Transmission Systems, Inc. ("ATSI") pursuant to Section 4905.46 (B) of the Ohio Revised Code.
         The transfer to ATSI is a transaction in which all of the FirstEnergy Operating Companies will transfer certain of their electric transmission assets and operation of those assets to ATSI. The transaction is intended to be an intermediate and facilitating step in the subsequent transfer of the assets, and their operation, to a regional transmission organization ("RTO"). ATSI's acquisition and operation of these FirstEnergy Operating Company assets at this time will result in a more definitive separation of transmission, generation and distribution assets and operations and will permit a more efficient and rapid transition to participation in a RTO.

----------------

(1) As used here, reference to the FIRSTENERGY OPERATING COMPANIES includes Ohio Edison Company, The Cleveland Electric Illuminating Company, and The Toledo Edison Company as well as Pennsylvania Power Company, a wholly-owned subsidiary of Ohio Edison Company. Reference to the OHIO FIRSTENERGY OPERATING COMPANIES includes only The Cleveland Electric Illuminating Company, Ohio Edison Company, and The Toledo Edison Company.


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I.  BACKGROUND

         The parent of the FirstEnergy Operating Companies is FirstEnergy Corp., located in Akron, Ohio. The FirstEnergy Operating Companies:

         -        provide electric service to 2.2 million customers;

         - serve a 13,200 square mile area from central and northern Ohio to western Pennsylvania;

         - provide wholesale electric services to 37 municipal electric systems in Ohio and five in Pennsylvania;

         - provide transmission service to 11 rural electric cooperatives in Ohio;

         -        interconnect with six other public utilities at or above 138
                  kV;(2)

         - own and operate 1,153 miles of 345 kV, 3,667 miles of 138 kV, and 2,279 miles of 69 kV facilities;

         -        operate as a single electric control area; and

         - participate as members of the East Central Area Reliability Coordination Agreement (ECAR) region.

         Ohio Edison Company, The Cleveland Electric Illuminating Company, and The Toledo Edison Company are public utilities under the jurisdiction of the Public Utilities Commission of Ohio. Collectively they serve approximately 2,020,000 customers in northern and central Ohio. Their transmission facilities include 1095 miles of 345 kV, 3,495 miles of 138 kV, and 1,871 miles of 69 kV facilities. These facilities are to be transferred to ATSI.

         ATSI, an Ohio corporation, is a wholly-owned subsidiary of FirstEnergy Corp. ATSI is not and will not be a public utility under Title 49 of the Revised

----------------------

(2) Four interconnections exist at 69 kV but are normally operated in an open configuration.

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Code.(3) ATSI does not currently own or operate any facilities subject to this
Commission's jurisdiction or that of the Federal Energy Regulatory Commission ("FERC"). Upon obtaining necessary approvals from this Commission and other regulatory bodies having jurisdiction, ATSI will own and operate transmission facilities subject to FERC jurisdiction and will provide transmission services under the terms and conditions set forth in its own Open Access Transmission Tariff ("ATSI Tariff").

         To effect the proposed transfer, FirstEnergy needs approval of this Commission as well as approvals of various other regulatory agencies. In particular, as to approvals from FERC, an application for authorization to transfer transmission assets to ATSI under Section 203 of the Federal Power Act (16 U.S.C. Section 824b) and Part 33 of FERC's regulations (18 C.F.R. Part 33) was filed with FERC on March 19, 1999. On April 26, 1999, FirstEnergy filed an application to modify the FirstEnergy Open Access Transmission Tariff to increase its rates for transmission service and to change the classification of below 138 kV transmission facilities to correspond to that used in the ATSI applications. In addition, on April 28, 1999, ATSI filed an application with FERC for acceptance of the ATSI Tariff under Section 205 of the Federal Power Act (16 U.S.C. Section 824d).4 Copies of these filings have been provided to this Commission as required by FERC regulations and we incorporate by reference these filings together with their accompanying exhibits as part of the instant Application.

---------------------

(3) Many of ATSI's facilities will, however, fall within the purview of the Ohio Power Siting Board pursuant to Revised Code Section 4906.04. ATSI will be a public utility as defined in and subject to Chapter 5727 of the Revised Code (Taxation). ATSI will also be a public utility as defined by the Federal Power Act.

(4) These filings will be, respectively, referred to herein as the "Section 203 filing", the "FE Operating Companies Section 205 filing", and the "ATSI Section 205 filing".

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         The effect of the transaction will be transparent to Ohio retail customers and its execution will have no adverse impact on reliability of service to them. In fact, the transaction should serve to enhance service and reliability as it will facilitate the transfer of those assets to a RTO, capturing the attendent benefits of such an expedient. The Operating Agreement between ATSI and the FirstEnergy Operating Companies assures that ATSI will provide reliable transmission service to the Operating Companies consistent with Good Utility Practice and applicable standards. See Section 203 filing, Exhibit H (Operating Agreement, Appendices A & B (System Operations)). Moreover, it remains the legal obligation of the Ohio FirstEnergy Operating Companies to continue to provide reliable electric service to their Ohio customers. Those companies, as Ohio public utilities, remain subject to this Commission's jurisdiction and the Commission retains its statutory authority to assure this result.

         Additionally, the execution of this transaction will not affect rates to Ohio retail customers. Pursuant to comprehensive "rate plan" orders of this Commission(5), retail rates for OE, CEI, and TE have been capped through 2005. The existence of the rate cap established by these Commission orders prevents any increases to customers as a result of the transfer of transmission assets, including the additional transmission facilities acquired from Duquesne Light.

II.  DESCRIPTION OF FACILITIES TO BE TRANSFERRED

         The assets to be transferred from the FirstEnergy Operating Companies to ATSI are identified in detail in the Section 203 filing, Exhibit H (Bill of Sale, Schedule A). Essentially, ATSI will acquire from the FirstEnergy Operating Companies and will operate transmission facilities currently operating at voltages

-----------------------

(5) Case No. 95-830-EL-UNC, Opinion and Order, October 18, 1995; Case Nos. 96-1211-EL-UNC & 96-1322-EL-MER, Opinion and Order, January 30, 1997.


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of generally 345 kV and 138 kV (the "bulk transmission system"), and 69 kV facilities (the "area transmission system"). The facilities(6) to be transferred ("Transferred Facilities") include:

         (1) transmission lines (including towers, poles, and conductors), transmission substations and transmission transformers;

         (2)      the System Control Center facility in Wadsworth;

         (3) transmission lines providing connections to generation facilities;

         (4) radial taps from the transmission system, excluding the facilities that establish the final circuit connection to distribution facilities or retail customers;

         (5) voltage control devices and power flow control devices directly connected to the transmission system; and

         (6)      equipment spares for transmission facilities.

         The Transferred Facilities include most of the facilities currently recorded on the books of the FirstEnergy Operating Companies as "transmission" facilities, and do not include "distribution" facilities that may be used to provide wholesale transmission service. ATSI may use such distribution facilities when necessary, however, to provide wholesale transmission services under the ATSI tariff to wholesale customers who take service at voltages below 69kV. The FirstEnergy Operating Companies and ATSI have expressly provided for such use and have entered into an Agency Agreement under the ATSI Tariff that commits such distribution facilities for use by ATSI in providing wholesale transmission service under the ATSI tariff. Transmission over these distribution facilities will be offered under the ATSI Tariff and associated costs will be included in the rates for wholesale transmission service as a distribution adder.

--------------------------------

(6) The facilities include both fixed and mobile facilities. As to the former, the FirstEnergy Operating Companies will lease the land rights associated with these transmission assets to ATSI through Ground Leases.


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The result is "one-stop" shopping over all facilities necessary to provide transmission service to eligible wholesale customers.

         As used in this filing, and those made at FERC, distribution facilities generally include all facilities with voltages below 69 kV, including the final circuit connection to substations providing transformation or connection to any retail customer regardless of voltage level. The FirstEnergy Operating Companies used the FERC's seven factor test from Order No. 888 in classifying transmission and distribution facilities for purposes of determining the facilities to be transferred to ATSI as well as setting the transmission rates proposed in the ATSI and FirstEnergy Operating Companies Section 205 filing. The criteria and analysis utilized in making this distinction are explained in detail in the supporting materials to the FERC Section 203 filing. See Section 203 Filing, Prepared Direct Testimony of Carl J. Bridenbaugh, pages 8 through 14. As explained by Mr. Bridenbaugh, certain low voltage facilities - 36, 34.5, 33 and 23 kV - currently classified as transmission under the Uniform System of Accounts do not serve a transmission function and have been reclassified as distribution facilities. These facilities will not be transferred to ATSI. The new classification of facilities between transmission and distribution will have no impact on the rates charged for bundled retail service.

         The facilities will be transferred to ATSI at the FirstEnergy Operating Companies' net book value(7) as follows:

----------------------------

(7) These net book values are as of November 30, 1998. The final transaction will be based upon the latest available book value prior to the transfer.

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
        -------------- ------------------------ -------------------------- ----------------------
                       Original Cost            Accumulated Depreciation   Net Purchase
                       (millions)               (millions)                 (millions)
        -------------- ------------------------ -------------------------- ----------------------
        PP             $105                     $44                        $61
        OE             $590                     $258                       $332
        CEI            $323                     $144                       $179
        TE             $143                     $68                        $75
        TOTAL          $1161                    $514                       $647
        -------------- ------------------------ -------------------------- ----------------------

         In addition, ATSI will purchase certain transmission facilities of Duquesne Light Company ("DLC"). FirstEnergy executed a series of agreements with DLC to exchange certain generating capacity as a result of DLC's restructuring order from the Pennsylvania Public Utility Commission. As part of those agreements, FirstEnergy committed to purchase transmission facilities owned by DLC that are associated with the generating capacity to be received by FirstEnergy. The purchase of the transmission facilities from DLC is expected to take place after the transfer of FirstEnergy transmission assets to ATSI. Therefore, ATSI is expected to be the purchaser of the DLC transmission facilities. The net book value of the DLC transmission facilities as of November 30, 1998 was approximately $15 million.(8) The total net purchase price for the FirstEnergy and DLC facilities by ATSI would have been $662 million as of November 30, 1998.

         The purchase price will be satisfied by ATSI through a combination of debt and equity. Based on the November 30, 1998 net book values, FirstEnergy Corp. will provide $298 million of equity in ATSI and the other $364 million will be in the form of debt to the FirstEnergy Operating Companies. The notes payable

-----------------------------

(8) The FERC Section 203 filing estimated the cost of the DLC transmission facilities to be $32 million. DLC is retaining a portion of the transmission facilities which were assumed to be part of this transaction in the Section 203 filing.


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to the FirstEnergy Operating Companies by ATSI would be as follows (in millions):

                                    PP               $  34
                                    OE               $ 187
                                    CEI              $ 101
                                    TE               $  42
                                    Total            $ 364

FirstEnergy's consolidated capital structure was used to determine the capital structure of ATSI, approximately 45% equity ($298 million) and 55% debt ($364 million).

         The transmission assets being sold will be released from the respective operating companies' mortgages. This may be accomplished by using property which has not been used for other purposes under the particular mortgage, using previously retired bonds available for that purpose, depositing the note received from the transferee of the assets (provided it is secured by a lien on the assets transferred) with the trustee and/or depositing cash with the trustee. All of these options are available, subject to some limitations as to particular companies.

III.  OPERATION OF FACILITIES

         ATSI will operate the Transferred Facilities pursuant to its Tariff and an Operating Agreement (Section 203 Filing, Exhibit H (Operating Agreement)) that is subject to FERC jurisdiction. ATSI will have operational control of the facilities (utilizing employees of appropriate training and experience who were formerly with the operating companies); serve as the control area operator over the transmission system; offer and arrange for ancillary services; operate the system's Open Access Same-Time Information System ("OASIS") in conformance with FERC Order No. 889; and administer its Tariff, including all



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requests for service under the Tariff. ATSI will also be responsible for maintenance of the transmission facilities, and will initially contract with the FirstEnergy Operating Companies to perform such maintenance. ATSI will also assume responsibility for ensuring compliance with FirstEnergy's transmission-related merger commitments, including transmission system planning.

         In short, upon receipt of the necessary regulatory approvals, ATSI will commence providing open access transmission service to those customers previously served by the FirstEnergy Operating Companies, and any other eligible customer requesting transmission service from ATSI. In addition, post-transfer, the FirstEnergy Operating Companies will become transmission customers of ATSI under ATSI's Tariff. The FirstEnergy Operating Companies will take network service from ATSI on behalf of all bundled retail load and grandfathered (non-open access) wholesale customers. Again, this will not affect the retail rates charged by the individual operating companies.

IV. REGULATORY APPROVALS

         In addition to this Commission's approval, and the FERC approvals discussed above, various other federal and state regulatory approvals are required to effect the transaction. The Public Utility Holding Company Act (Section 9a(2)) requires that the transfer be approved by the Securities and Exchange Commission because FirstEnergy will be acquiring a security (stock) in an affiliated public utility (ATSI). Additionally, FirstEnergy is required to provide the Nuclear Regulatory Commission with a copy of any application seeking to transfer to an affiliated company any facilities for the production, transmission, or distribution of electric energy with a value exceeding 10% of net utility plant. Accordingly, FirstEnergy has served a copy of its ss.203 filing upon the NRC. Finally, approval of the transaction will be sought from the Pennsylvania Public



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Utility Commission consistent with several provisions of the Pennsylvania statutes.

         Insofar as this Commission's jurisdiction is concerned, the FirstEnergy Operating Companies have endeavored to anticipate and describe the relevant statutory Commission approval and authorization necessary to allow this transaction to occur. The complex nature of the transaction and the possible overlap of state and federal agency jurisdiction make it possible that Commission action is necessary on an aspect of the transaction that is not expressly set out in this Application. Therefore, the FirstEnergy Operating Companies request that the Commission grant any such other approval it deems necessary to allow them to consummate the sale of their transmission assets.

V. CONCLUSION

         For the foregoing reasons, the Ohio FirstEnergy Operating Companies request that the Commission approve the transfer of the identified transmission assets to ATSI.

                                     Respectfully submitted,

                                     -------------------------------------------
                                     Leila L. Vespoli, Trial Attorney
                                     Arthur E. Korkosz
                                     FirstEnergy Corp.
                                     76 South Main Street
                                     Akron, OH   44308
                                     Phone: 330/761-4207
                                     Fax: 330/384-3875

                                     Attorneys for:
                                     Ohio Edison Company
                                     The Cleveland Electric Illuminating Company
                                     The Toledo Edison Company




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                             CERTIFICATE OF SERVICE
                             ----------------------

                  I hereby certify that a copy of Application was served upon all parties of record by regular U.S. Mail, postage prepaid, this 12th day of May, 1999.


                                                --------------------------------
                                                Arthur E. Korkosz
                                                Attorney


                                PARTIES OF RECORD
                                -----------------


Jeffrey L. Small                                    Barry Cohen
Chester, Willcox & Saxbe                            Ohio Consumers' Counsel
17 South High Street                                77 South High Street
Suite 900                                           15th Floor
Columbus, OH   43215                                Columbus, OH   43215

David A. Kopech                                     Kimberly J. Wile
Rinehart, Howarth, Rishel & Kopech                  McNees, Wallace & Nurick
395 East Broad Street                               21 East State Street
Suite 330                                           Suite 1700
Columbus, OH   43215                                Columbus, OH   43215-4228

Duane W. Luckey
Assistant Attorney General
180 East Broad Street
7th Floor
Columbus, OH   43266-0573



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